Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Set forth below is an e-mail and accompanying attachment sent on March 27, 2014 to employees of Forest Laboratories, Inc.:

Attached please find the first issue of the Actavis + Forest Integration Update newsletter, designed to help keep you informed throughout the integration planning process. Issue One includes a message from Brent and Paul, insight into the creation of a new specialty pharma leader, an overview of integration planning, a snapshot of the A + F combined key products portfolio, plus a Q&A section.

Integration Update

Actavis and Forest Team Members,

On February 18th, we announced the historic, proposed combination of Actavis plc and Forest Laboratories, Inc.

In communications to employees, customers, the media, analysts and shareholders, we highlighted the combination’s potential to elevate Actavis to become one of the world’s largest specialty pharmaceutical companies, with more than $15 Billion in total revenues and a growing $7 Billion North American Specialty Brands business. We also talked about the creation of a new model in specialty pharmaceutical leadership, where total revenues are expected to be nearly evenly contributed by our global generics and specialty brands portfolios.

The business and financial community’s response has been overwhelmingly positive, with widespread recognition of the many benefits of the combination. Jami Rubin from Goldman Sachs summarized the transaction: “The pro forma ACT/FRX would feature a diverse portfolio of long-lived assets, strong cash flow, balance sheet flexibility and in our view, one of the best management teams in pharma.”

Marc Goodman with UBS Equities wrote, “Management sounds very excited about the new specialty generic/brand hybrid biz-model that originates from generic DNA but believes in offering brands, branded generics, and generics products on a global basis.”1

Currently, management teams from both Actavis and Forest are working together to plan the integration strategies for combining our two companies to enable us to begin operating as one company when the transaction closes, which is expected in the middle of this year. Until then, our two companies will continue to operate separately with a “business as usual” attitude and continue to focus on meeting our individual commitments to our respective stakeholders and customers.

We are committed to keeping all Actavis and Forest employees informed. You will receive information about transaction milestones and integration planning through this publication as well as through memos, local Town Hall meetings and management presentations. We also welcome you to submit your questions and share your feedback at Connect@ourwinningway.com.

We hope you share our excitement about the potential of this combination to transform both of our companies into a single, leading global specialty pharmaceutical powerhouse.

Sincerely,

Paul M. Bisaro	Brent Saunders
Chairman and CEO, Actavis	CEO and President, Forest Laboratories, Inc.

[1]	Permission to use quotations neither sought nor obtained

Creating a New Business Model for Actavis + Forest:

The Transformation to Global Specialty Pharmaceuticals

Global healthcare continues to evolve in response to rising costs, service demands and expanding populations. These dramatic and ongoing changes are requiring pharmaceutical companies to re-evaluate their business models in order to stay relevant in the global healthcare market.

Over the last three years, Actavis, which had primarily been a global generics company, has been working to transform itself into a leading global, integrated specialty pharmaceutical company. The specialty pharmaceuticals model is focused on ensuring that Actavis can serve as an all-service healthcare provider offering both an extensive generics and specialty brands portfolio.

Geographic size and diverse product offerings are already a strength for Actavis, particularly in global generics. In October 2013, Actavis took dramatic steps to bolster its brand business with the acquisition of Warner Chilcott plc. The combination more than doubled the size of Actavis Pharma’s specialty brands portfolio, principally marketed in the United States and Canada, and strengthened its industry-leading pipeline to more than 25 products in various stages of development.

Forest Laboratories, meanwhile, has built a strong legacy in North American branded specialty and primary care pharmaceuticals with a best-in-class commercial team, a top-notch drug development organization and a long history of successful partnerships.

By combining our two companies, we create a specialty pharmaceuticals leader and become more relevant to key physicians and customers throughout the world by offering blockbuster branded franchises in CNS, Women’s Health, GI and Urology, and other therapeutic categories, as well as a well-established industry-leading generics business.

Actavis + Forest Combined Key Products Portfolio

Strategies for Success – Integration Planning Underway

We anticipate that the transaction will close around mid-year, 2014. In order to ensure the seamless combination of Actavis and Forest on Day 1, we have formed an Integration Leadership Group. This Group, which held its initial meeting on February 27th, has two key objectives: ensure that our two companies, operating independently until close, meet all of the objectives that we have each established prior to the announcement; and meticulously plan for the combination, ensuring that we capture all of the energy, skills and talent of both organizations, and unite the teams at closing in a way that delivers immediate and long-term growth for the combined business.

Office of the Chairman

Integration planning also includes a new Office of the Chairman. Led by Paul Bisaro, Actavis Chairman and CEO, and including Brent Saunders, Forest President and CEO, and Siggi Olafsson, President, Actavis Pharma, the Office of the Chairman will ensure that integration planning activities do not interfere with the independent operation of Actavis and Forest, while working together to establish the leadership structure that will manage the combined business, post close. Paul, Brent and Siggi will work cooperatively to select the combined company’s leadership from the “all-star team” of exceptionally experienced and talented executives within both companies.

Integration Leadership Group

In addition to the Office of the Chairman, we have also defined the Integration Leadership Group that will jointly direct integration planning initiatives. Both Actavis and Forest management teams are equally represented in this task force. Each of these teams will focus on their respective business functions, to ensure that we are prepared to combine the business with minimal to no interruption for our customers, and to ensure value creation for all of the shareholders and employees in the combined company.

Integration Leadership Group

What’s Next?

Integration planning teams will continue work to define the strategies and structure for the combination of our two businesses. At the same time, senior management will continue to work with governmental agencies in seeking regulatory clearance for the transaction close. The transaction is also subject to shareholder approval from both companies and we anticipate those votes to occur sometime in late spring. More information on these and other transaction milestones will be communicated through this publication, on company intranets, and through memos and management presentations.

Q&A

Q:	Will there be employee layoffs as a result of this acquisition?

We appreciate that any acquisition creates feelings of uncertainty and that this transaction will inevitably bring some change to our organization as a whole, which could potentially impact Actavis and Forest employees. Actavis remains committed to being a good employer and acting accordingly with all employees. Following the closing, Actavis is committed to communicating information related to integration, and what, if any, impact that might have on individual positions or operations. Further, Actavis will communicate with collective bargaining representatives and follow consultation processes, if applicable.

Q:	What do you expect of employees – Actavis or Forest – during the period between announcement and closing?

The employees of each company must focus on business as usual, to ensure that we do not lose momentum during the period between the announcement of this merger agreement and the closing of the transaction. During this period between announcement and closing, some employees may be asked to participate on the teams that will support the integration planning process. Actavis and Forest employees should continue to look at the news of this acquisition as an exciting opportunity to expand our capabilities and products and accelerate our growth.

Q:	What happens if the deal does not close?

What happens if one of the regulatory authorities does not approve the deal?

Both companies, as part of the due diligence process prior to the announcement, have assessed the potential risks that could prevent successful completion of the transaction. We are confident that the acquisition represents a business combination that is in the best interests of consumers around the world, shareholders of the respective companies and our global employees, and meets all legal and regulatory requirements for successful completion. However, if the acquisition fails to close and the agreement is terminated the two companies would continue to operate as separate entities.

Q:	Who will run the combined company?

It is premature to speculate on the details of the day-to-day management of the combined organization, as the integration planning process is in the early stages. More details of organizational structure will be disclosed as part of the subsequent integration of the two organizations. Actavis’ management team is working with Forest’s management to ensure that the combined organization benefits from the expertise of both global employee teams.

Actavis Administrative Headquarters	Forest Laboratories, Inc. Headquarters
Morris Corporate Center III	909 Third Ave.
400 Interpace Parkway	New York, NY 10022 USA
Parsippany, NJ 07054 USA	NYSE: FRX www.FRX.com
NYSE:ACT www.actavis.com

Important Information for Shareholders and Investors

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2013 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.

Actavis Administrative Headquarters	Forest Laboratories, Inc. Headquarters
Morris Corporate Center III	909 Third Ave.
400 Interpace Parkway	New York, NY 10022 USA
Parsippany, NJ 07054 USA	NYSE: FRX www.FRX.com
NYSE:ACT www.actavis.com